OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rural Cellular Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
781904107
(CUSIP Number)
February 23, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	781904107

1	NAMES OF REPORTING PERSONS: Eric Semler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,206,708

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,206,708

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,206,708

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	781904107

1	NAMES OF REPORTING PERSONS: TCS Capital GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,196,708

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,196,708

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,196,708

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	781904107

1	NAMES OF REPORTING PERSONS: TCS Capital Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		742,808

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		742,808

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	742,808

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 2 (“Amendment”) Schedule 13G (the “Schedule 13G”), relating to shares of class A common stock, par value $0.01 per share (the “Common Stock”), of Rural Cellular Corporation, a Minnesota corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler, the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
     This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore, (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”) and (C) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 64,400 shares of the Common Stock, TCS Capital II holds 389,500 shares of the Common Stock, TCS Offshore holds 742,808 shares of the Common Stock and TCS Select holds 10,000 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
     This Amendment is being filed to amend and restate Items 2(a), 2(c) and 4 as follows:

Item 2(a)	Name of Person Filing.

TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler

Item 2(c)	Citizenship or Place of Organization.
     TCS Capital Investments, L.P. is a Cayman Islands exempted limited partnership. TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and TCS Select GP, LLC and is a United States citizen.

Item 4	Ownership.
(a)	TCS Capital Investments, L.P. is the beneficial owner of 742,808 shares of Common Stock; TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) is the beneficial owner of 1,196,708 shares of Common Stock; and Eric Semler (as the principal of TCS Capital GP, LLC and TCS Select GP, LLC) is the beneficial owner of 1,206,708 shares of Common Stock.

(b)	TCS Capital Investments, L.P. is the beneficial owner of 5.4% of the outstanding shares of Common Stock; TCS Capital GP, LLC is the beneficial owner of 8.6% of the outstanding shares of Common Stock; and Eric Semler is the beneficial owner of 8.7% of the outstanding shares of

Common Stock. These percentages are determined by dividing 742,808, 1,196,708 and 1,206,708, respectively, by 13,869,707, the number of shares of Common Stock issued and outstanding as of November 1, 2006, as reported on the Issuer’s most recent Form 10-Q filed with the Commission on November 6, 2006.

(c)	TCS Capital Investments, L.P. has the sole power to vote and dispose of the 742,808 shares of Common Stock beneficially owned by it. As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 1,196,708 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC and TCS Select GP, LLC, Eric Semler has the sole power to vote and dispose of the 1,206,708 shares of Common Stock beneficially owned by him.

Exhibits	Exhibit 1
Joint Filing Agreement between TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 2, 2007

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

TCS Capital GP, LLC
By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

/s/ Eric Semler
Eric Semler